

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

October 8, 2009

VIA USMAIL and FAX (212) 894-5912

Mr. Michael L. Ashner
Chief Executive Officer
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, Massachusetts 02114

>   **Re: Winthrop Realty Trust**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed March 17, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 21, 2009**
>   **Form 10-K for the year ended 12/31/2007**
>   **Filed March 17, 2008**
>   **File No. 001-06249**

Dear Mr. Ashner:

    We have completed our reviews of the above-referenced filings and do not, at this time, have any further comments.

>   Sincerely,

>   Tom Kluck
>   Legal Branch Chief

cc: David A. Pentlow
    Katten Muchin Rosenman LLP (via facsimile)